As filed with the Securities and Exchange Commission on March 1, 2002

PE 3/01/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated March 1, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

New Castle House, Castle Boulevard, Nottingham NG7 1FT, England

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

Gala Group Holdings Public Limited Company

New Castle House
Castle Boulevard
Nottingham
NG7 1FT

Report for the 16 weeks ended January 19, 2002

The accounts being reported on are the consolidated results of Gala Group Holdings Public Limited Company (the "Company"). Our obligation to file this interim report with the Bankers Trust Company (the "Trustee"), for the benefit of our noteholders, and the U.S. Securities and Exchange Commission arises under the indenture, dated as of June 1, 2000, between the Company and the Trustee, pursuant to which the Company has issued its 12% Senior Notes due 2010 (the "notes"). The Company and its consolidated subsidiaries are referred to in this interim report as the "Group."

This report includes forward-looking statements. In addition, from time to time, our representatives or we have made or may make forward-looking statements orally or in writing. All statements other than statements of historical facts included in this report regarding the Group's financial condition, plans to increase revenues and statements regarding other future events or prospects, are forward-looking statements. We have used the words "may," "will," "expect," "anticipate," "believe," "estimate," "plan," "intend" or similar expressions in this report to identify forward-looking statements. We have based these forward-looking statements on our current views with respect to future events and financial performance. Actual results could differ materially from those projected in the forward-looking statements. Among other things the following risks, uncertainties and assumptions apply to forward-looking statements:

- risks associated with the Group's significant amount of indebtedness and its ability to meet its debt obligations;
- overcapacity and declining admissions in the Group's bingo and casino businesses;
- the Group's anticipated growth and consolidation strategies, including acquisitions and diversification into other gaming businesses;
- increased competition from other gaming businesses;
- regulatory and legislative developments; and
- the Group's ability to recruit and retain qualified personnel.

We are not obliged to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to the Group or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained in this report and the more detailed discussion of risks associated with the industry and business in the section entitled "Risk Factors" of the Company's Annual Report dated January 24, 2002 as submitted to the Securities and Exchange Commission under cover of Form 20-F, which section is incorporated into this report by reference. Because of these risks, uncertainties and assumptions, investors should not place undue reliance on forward-looking statements.

Business

We are one of the leading gaming operators in the United Kingdom, with the largest licensed bingo business and one of the four largest casino businesses in Great Britain both in terms of casino revenues and number of casinos. As of January 19, 2002, we operated 165 bingo clubs, and had a leading share of National Bingo Game ticket sales, a measure widely used in the bingo industry as an indicator of share of admissions. In December 2000, we acquired certain casino operations and related assets of Hilton Group plc, including 27 casinos in Great Britain as well as a casino on Gibraltar and a hotel and casino complex on the Isle of Man (collectively referred to as the "Casinos").

Certain acquisitions

We completed the following acquisitions during the periods under review:

- In November, 2001, we acquired, as an asset purchase, the Jamba gaming website, together with related software, from Carlton Interactive Media Limited, for a purchase price of £0.9 million. £0.4 million of this consideration is deferred, with £0.15 million payable in September 2002 and £0.25 million payable in September 2003;

- In late December 2000 we acquired Ladbroke Casinos from Hilton Group plc (the "Casino Acquisition"). We financed the Casino Acquisition, including related fees and expenses, with £117.3 million of new equity, £75 million of senior secured debt incurred by Gala Group Finance Limited and Gala Group Investments Limited, our direct subsidiaries, £55 million of senior debt through a bridge loan facility and £1.4 million cash on our balance sheet. The bridge loan facility was repaid with the proceeds from our February 2001 offering of £55 million aggregate principal amount of the notes;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the 16 weeks ended January 19, 2002 and for the 16 weeks ended January 20, 2001, and it should be read together with our unaudited interim condensed consolidated financial statements and the notes thereto included with this report.

GROUP RESULTS

Overview

The following table sets out certain financial information of the Group for the indicated periods:

		16 weeks ended January 19, 2002 £'000	16 weeks ended January 20, 2001 (1) £'000	Change
Revenues	- Bingo	88,578	82,417	7.5%
	- Casino	42,136	7,826	- (1)
		130,714	90,243	
EBITDA (excluding other income and extraordinary loss)(2)	- Bingo	26,613	23,603	12.8%
	- Casino	10,269	733	- (1)
		36,882	24,336	
Group general and administrative expenses(3)		4,411	3,633	21.4%
Group EBITDA (excluding other income and extraordinary loss)(2)		32,471	20,703	56.8%
Depreciation and amortisation		14,269	9,312	53.2%
Income from operations		18,202	11,391	59.8%
Interest expense, net		(11,848)	(11,841)	-
Other income (loss)		72	(299)	-
Income (loss) before income tax expense and extraordinary loss		6,426	(749)	-
Income tax expense		(4,850)	(1,528)	217.6%
Income (loss) before extraordinary loss		1,576	(2,277)	-
Extraordinary loss on early extinguishment of debt, net of taxes of £1,522		-	(3,552)	-
Net income (loss)		1,576	(5,829)	-

(1) In the 16 weeks ended January 20, 2001, the results of the casino division consist solely of the 30 days trading from the date of acquisition to the end of the reporting period. As a result of the differing lengths of the reporting periods presented above for the casino division, the financial information is not comparable.

(2) EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income and extraordinary loss. Where EBITDA (excluding other income and extraordinary loss) also excludes Group general and administrative expenses, it represents Group EBITDA (excluding other income and extraordinary loss). EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate EBITDA (excluding other income and extraordinary loss) identically, the presentation of EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

(3) Group general and administrative expenses represents all general and administrative expenses less general and administrative expenses that have been attributed specifically to the bingo division and the casino division.

Bingo revenues and EBITDA

Bingo revenues increased 7.5% to £88.6 million in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001. Bingo EBITDA increased 12.8% to £26.6 million in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001. A detailed discussion of the results of the bingo division is presented separately below.

Casino revenues and EBITDA

Casino revenues were £42.1 million in the 16 weeks ended January 19, 2002, and were £7.8 million in the 30 days ended January 20, 2001. Casino EBITDA was £10.3 million in the 16 weeks ended January 19, 2002, and was £0.7 million in the 30 days ended January 20, 2001. A detailed discussion of the results of the casino division is presented separately below.

Group general and administrative expenses

Group general and administrative expenses relate mainly to central department overheads including marketing, property, human resources, information technology, security, finance and management and represent all general and administrative expenses less those that have been attributed specifically to the bingo division and the casino division. Group general and administrative expenses increased by 21.4% to £4.4 million in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001, primarily due to the increased costs of running the enlarged operations of the Group.

Depreciation and amortisation

Depreciation relates mainly to buildings, equipment and fixtures both in our bingo clubs and casinos and at our head office. Amortisation relates to goodwill, trademarks and licences, which we amortise on a straight line basis over 20 years. Depreciation increased by 69.7% to £7.4 million in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001, mainly due to depreciation relating to assets obtained through the Casino Acquisition and the impact of a £1.4 million impairment charge relating to a fire at one of our bingo club (see note 14 to the Unaudited Condensed Consolidated Interim Financial Statements). Amortisation increased by 38.6% to £6.8 million in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001, mainly due to licences and goodwill acquired through the Casino Acquisition.

Interest expense, net

Interest expense, net of interest income remained constant at £11.8 million, in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001. 12% Senior Loan interest increased £1.5 million due to the issue of additional debt in respect of the financing of the Casino Acquisition. This increase in 12% Senior Loan interest charge was offset by:

- a decrease of £1.0 million in variable rate interest expense as a result of an overall reduction in Libor, despite an overall increase in the level of variable rate debt to fund the Casino Acquisition; and
- a net reduction of £0.5 million in debt issue costs. These were higher in the 16 weeks ended January 20, 2001 than in the 16 weeks ended January 20, 2002 due to bridge financing costs in connection with the Casino Acquisition. The bridge finance was subsequently refinanced by an issuance of notes.

Income tax expense

Income tax expense increased by 217.6% to £4.9 million, in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001, primarily due to the increase in taxable income.

Extraordinary loss on extinguishment of debt

The extraordinary loss of £3.6 million net of £1.5 million tax arose in the 16 weeks ended January 20, 2001 on the early extinguishment of debt relating to the refinancing undertaken in connection with the Casino Acquisition. This amount includes prepayment penalties of £0.4 million and the write off of £4.7 million deferred debt issue costs, which had been previously included in other assets and were being amortised over the life of the related bank debt. See Note 11 of Notes to the Unaudited Condensed Consolidated Interim Financial Statements.

BINGO DIVISION

Overview

Our bingo division is the largest licensed bingo business in Great Britain, currently operating 165 clubs. As of January 19, 2002, the Group had a market-leading share of National Bingo Game ticket sales, a measure widely used in the bingo industry as an indicator of share of admissions.

We use key indicators to measure the success of our bingo clubs, the three main indicators being the number of admissions, "spend per head" and club promotional spend per head. Admissions are the number of "main stage" sessions played by players. For example, a player playing both the afternoon and evening "main stage" sessions in one day would count as two admissions. "Spend per head" comprises the average amount our bingo clubs retain per admission from our revenues after deducting amounts paid out in cash prizes, gaming duties and value added tax. It is equal to total revenues divided by the number of admissions for the same period. Club promotional spend per head comprises the average amount spent per admission at the club level to increase admissions, which includes money spent on adding prize money to the "main stage" bingo prize board and promotions aimed at increasing admissions. Such promotions include free bingo games and prizes and vouchers giving discounts on the price of bingo tickets. Club promotional spend per head is calculated by dividing total club promotional expenses, which are reported through club operating expenses, by the number of admissions in the same period. Club promotional spend per head does not include central marketing expenditure, which is reported through other general and administrative expenses.

The following table sets out admissions, average spend per head and club promotional spend per head for our bingo division in the indicated periods:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001	Change
Admissions (millions)	9.70	9.37	3.5%
Average spend per head (£)	9.13	8.56	6.7%
Club promotional spend per head (£)	0.75	0.62	21.0%

Bingo division admissions increased 3.5% to 9.70 million in the 16 weeks ended January 19, 2002 from 9.37 million in the 16 weeks ended January 20, 2001. Average spend per head for our bingo division increased 6.7% to £9.13 in the 16 weeks ended January 19, 2002 from £8.56 in the 16 weeks ended January 20, 2001.

We believe that this increase in admissions and average spend per head largely arises from our continuing strategy of concentrating on profitable admissions. We have pursued this strategy through:

- targeting capital expenditure in additional mechanised cash bingo positions;
- re-siting "amusement-with-prizes" machines and improving "amusement-with-prizes areas";
- refurbishing existing clubs; and
- focussed national and local promotions, advertising campaigns and direct mail activity.

Club promotional spend per head increased 21.0% to £0.75 in the 16 weeks ended January 19, 2002 from £0.62 in the 16 weeks ended January 20, 2001. In the 16 weeks ended January 19, 2002 "Ultimate Game" charges of £0.9 million have been charged to club promotions in club operating expenses whereas in the 16 weeks ended January 20, 2001 "Ultimate Game" charges of £0.4 million were charged to cost of sales. The "Ultimate Game" is a Bingo Game giving the winner an opportunity to attend a further game which has a total prize of £1 million, split into 10 regional prizes. Excluding the effects of the "Ultimate Game" charges in the 16 weeks ended January 19, 2002, club promotional spend per head increased 5.3% to £0.65 in the 16 weeks ended January 19, 2002 compared to the 16 weeks ended January 20, 2001. This year on year increase in club promotional spend per head primarily reflects the strategy of focussing on profitable admissions growth.

The general trends in these key indicators for our bingo division are reflected in the growth of our bingo division revenues and the fall in bingo division expenses as a proportion of bingo division total revenues for the 16 weeks ended January 19, 2002 as compared to the 16 weeks ended January 20, 2001.

Some important factors affecting our operating results include:

- trends in the gaming industry;
- local competition;
- ability to build membership, convert members into active players and retain existing players;
- quality of both management and staff; and
- economic conditions and consumer confidence.

Although economic downturns and declines in consumer confidence can affect our revenues, we believe these effects are mitigated by the social importance of playing bingo to most members, who see it as a social rather than a financial pursuit.

Revenues

Our principal sources of bingo division revenues are:

- revenues from "main stage" bingo and "interval games";
- revenues from "amusement-with-prizes" machines; and
- revenues from our bars and diners.

Pricing

Pricing is determined almost exclusively at the local level and is affected by the local competitive environment. It varies between sessions and between our clubs in the same area. Our objective is to provide overall value for money to our customers, which requires that local managers balance the following elements:

- admission charges, which range from free admission to £1, and vary depending on admission charges at competing clubs and promotions;

- bingo ticket prices and participation fees. We vary bingo ticket prices to help maintain a sufficient prize board to attract players, which we balance against the desire to give customers good value for money. We retain a percentage of the price of bingo tickets as participation fees, typically 20%; and

- the amount of added prize money for "main stage" bingo prize boards.

Bingo

Revenues from bingo consist of revenues from:

- "main stage" bingo, including admission charges and the share of gross stakes retained by us, called "participation fees." These revenues were about 19.9% of total bingo division revenues in the 16 weeks ended January 19, 2002 and 21.9% of total bingo division revenues in the 16 weeks ended January 20, 2001; and

- "interval games," including "mechanised cash bingo." Revenues from "interval games" paying cash prizes are reported exclusive of prize money paid out. Revenues from "interval games" paying non-cash prizes reflect the gross stakes, with the cost of prizes being reported as an expense. These revenues were about 37.3% of total bingo division revenues in the 16 weeks ended January 19, 2002 and 35.0% of total bingo division revenues in the 16 weeks ended January 20, 2001.

We are required to remit a duty to the U.K. government for all bingo stake monies, currently at a rate of 10%. VAT is charged on revenues from bingo retained by us at a rate of 17.5%. Revenues from bingo are reported net of cash prizes, gaming duties and VAT payable and are recognised on a cash basis as sales occur. Revenues from bingo were over half of total bingo division revenues in both the 16 weeks ended January 19, 2002 and in the 16 weeks ended January 20, 2001.

"Amusement-with-prizes" machines

"Amusement-with-prizes" machines revenues come from our "amusement-with-prizes" machines. These bingo division revenues are equal to the retained cash receipts (after paying out cash prizes), or the "cash in box," from "amusement-with-prizes" machines. Revenues from "amusement-with-prizes" machines that pay out in goods rather than cash are reported inclusive of the cost of the prizes, with these costs being reported as expenses. VAT is charged on "amusement-with-prizes" machines' cash in box at a rate of 17.5%. Revenues from "amusement-with-prizes" machines are reported net of the VAT payable and are recognised on a cash basis when the "cash in box" is emptied, which occurs at least twice per week per machine. Revenue from "Amusement-with-prizes" machines represented 29.5 % of total bingo division revenues in the 16 weeks ended January 19, 2002 and 29.4% of total bingo division revenues in the 16 weeks ended January 20, 2001. Regulations under the Gaming Act provide that the maximum a customer can stake for one play on an "amusement-with-prizes" machine is 30p.

Food and beverage

Bingo division food and beverage revenues are from sales of food, soft drinks, alcoholic drinks and snacks from our bars and diners. VAT is charged on revenues from food and beverage, currently at a rate of 17.5%. The revenues from food and beverage are reported net of the VAT payable and are recognised on a cash basis as sales occur. Food and beverage represented 12.9% of total bingo division revenues in the 16 weeks ended January 19, 2002 and 13.3% of total bingo division revenues in the 16 weeks ended January 20, 2001.

Expenses

Our principal bingo division expenses are:

- expenses relating to bingo;
- expenses relating to "amusement-with-prizes" machines;
- expenses relating to food and beverage;
- club operating expenses; and
- other general and administrative expenses.

Bingo

Bingo expenses consist of expenses relating to:

- "main stage" bingo, which are costs of purchasing bingo tickets from our supplier; and
- "interval games" that pay non-cash prizes, which are the cost of the prizes that are won by customers playing these games.

"Amusement-with-prizes" machines

Expenses relating to "amusement-with-prizes" machines consist of rental payments to our supplier of "amusement-with-prizes" machines, Leisure Link, and the annual licence duty. This annual licence duty, since August 5, 2000 at a rate of £680, is payable annually on each of our "amusement-with-prizes" machines to obtain a gaming machine licence. Certain types of machines also require a stock of prizes, the cost of which is included in expenses relating to "amusement-with-prizes" machines.

Food and beverage

Expenses relating to bingo division food and beverage consist of the costs of purchasing alcoholic beverages and soft drinks from our drinks suppliers and the costs of purchasing food from our catering suppliers.

Club operating expenses

Club operating expenses represent the operating costs of bingo clubs and consist mainly of:

- salaries of bingo management and staff;
- rental payments on leases of operating bingo clubs;
- promotional expenses, which include adding prize money to the "main stage" bingo prize board and promotions aimed at increasing admissions, such as free bingo games and prizes and vouchers giving discounts on the price of bingo tickets; and
- utilities and service costs.

Other general and administrative expenses

Other general and administrative expenses consist mainly of:

- central overheads that relate directly to the bingo division;
- central promotional and marketing expenses relating to the bingo division. These consist primarily of television and other media advertising costs and other external membership recruitment expenses, including centrally controlled national promotions and promotional literature. Our bingo division marketing costs were £3.5 million for the 16 weeks ended January 19, 2002; and
- for the 16 weeks ended January 19, 2002, the management reward plan costs totaled £0.4 million, which negatively impacted on our EBITDA and net income for that fiscal period.

Comparative results of the bingo division

The following discussion relates to the financial condition and results of operations for the bingo division for the periods indicated:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001	Change
	£'000	£'000	
Revenues	88,578	82,417	7.5%
Cost of sales	13,624	13,627	0.0%
			9.0%
Gross profit	74,954	68,790	
Club operating expenses	44,578	40,999	8.7%
Other general and administrative expenses	3,763	4,188	-10.1%
	48,341	45,187	7.0%
Bingo division EBITDA (Excluding other income and extraordinary loss) (1)	26,613	23,603	12.8%

(1) Bingo division EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income. Bingo division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and bingo division EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Bingo division EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate bingo division EBITDA (excluding other income and extraordinary loss) identically, the presentation of bingo division EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

The following table shows an analysis of revenues and cost of sales for our bingo division:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001	*Change*
	£'000	£'000	
Revenues			
Main stage bingo	17,635	18,066	-2.4%
Interval games	33,036	28,820	14.6%
"Amusement-with-prizes" machines	26,146	24,268	7.7%
Food and beverage	11,425	10,981	4.0%
Other	336	282	19.1%
Total	88,578	82,417	7.5%
Cost of sales			
Main stage bingo	974	1,358	-28.3%
Interval games	3,783	3,630	4.2%
"Amusement-with-prizes" machines	4,388	4,332	1.3%
Food and beverage	4,274	4,168	2.5%
Other direct costs	205	139	47.5%
Total	13,624	13,627	0.0%

Revenues

Bingo division revenues for the 16 weeks ended January 19, 2002 increased 7.5% to £88.6 million compared to £82.4 million for the 16 weeks ended January 20, 2001. Bingo division admissions increased 3.5 % to 9.7 million in the 16 weeks ended January 19, 2002 compared to 9.4 million in the 16 weeks ended January 20, 2001. Spend per head averaged £9.13 in the 16 weeks ended January 19, 2002 compared to £8.56 in the 16 weeks ended January 20, 2001. As a proportion of total bingo division revenues, revenues from our principal bingo activities remained fairly constant in the period reviewed.

Bingo division revenues from main stage bingo and interval games for the 16 weeks ended January 19, 2002 increased 8.1% to £50.7 million compared to £46.9 million for the 16 weeks ended January 20, 2001, driven by the increase in admissions and spend per head.

Bingo division revenues from "amusement-with-prizes" machines for the 16 weeks ended January 19, 2002 increased 7.7 % to £26.1 million compared to £24.3 million for the 16 weeks ended January 20, 2001. The increase was primarily due to the continuing management of our portfolio of "amusement-with-prizes" machines. Our dedicated "amusement-with-prizes" machine managers regularly visit our clubs to re-site "amusement-with-prizes" machines within the bingo clubs to maximise revenues from them. "Amusement-with-prizes" revenues have also been positively affected by our continuing investment in enclosed "amusement-with-prizes" machine areas.

Bingo division revenues from food and beverage for the 16 weeks ended January 19, 2002 increased 4.0% to £11.4 million compared to £11.0 million for the 16 weeks ended January 20, 2001.

Cost of sales

Bingo division expenses relating to main stage bingo and interval games for the 16 weeks ended January 19, 2002 decreased 4.6% to £4.8 million compared to £5.0 million for the 16 weeks ended January 20, 2001. Bingo expenses as a percentage of bingo revenues decreased to 9.4% from 10.6%. As discussed above, the costs of the "Ultimate Game" were charged to club operating expenses in the 16 weeks ended January 19, 2002, whereas they were charged to cost of sales in the 16 weeks ended January 20, 2001. Excluding the effects of the "Ultimate Game" in the 16 weeks ended January 20, 2001 Bingo division expenses relating to main stage bingo and interval games for the 16 weeks ended January 19, 2002 increased 4.5% to £4.8 million compared to £4.6 million for the 16 weeks ended January 20, 2001.

Bingo division "amusement-with-prizes" machines expenses for the 16 weeks ended January 19, 2002 increased 1.3% to £4.4 million from £4.3 million for the 16 weeks ended January 20, 2001. Expenses relating to "amusement-with-prizes" machines as a percentage of machine revenues decreased to 16.8% from 17.9% as a result of higher revenues and lower overall average costs of "amusement-with-prizes" machines.

Bingo division food and beverage expenses for the 16 weeks ended January 19, 2002 increased 2.5% to £4.3 million compared to £4.2 million for the 16 weeks ended January 20, 2001.

Gross profit

Bingo division gross profit for the 16 weeks ended January 19, 2002 increased 9.0% to £75.0 million compared to £68.8 million for the 16 weeks ended January 20, 2001 for the reasons set out above.

Club operating expenses

Bingo division club operating expenses for the 16 weeks ended January 19, 2002 increased 8.7% to £44.6 million compared to £41.0 million for the 16 weeks ended January 20, 2001. Expenses as a percentage of total bingo division revenues increased to 50.3% from 49.7%. Excluding the effects of the "Ultimate Game" in the 16 weeks ended January 19, 2002, club operating expenses increased 6.5% to £43.7 million in the 16 weeks ended January 19, 2002, and expenses as a percentage of total bingo division revenues decreased to 49.3% from 49.7%.

Other general and administrative expenses

Bingo division other general and administrative expenses for the 16 weeks ended January 19, 2002 decreased 10.1% to £3.8 million compared to £4.2 million for the 16 weeks ended January 20, 2001. Other general and administrative expenses as a percentage of total bingo division revenues decreased to 4.2% from 5.1%.

CASINO DIVISION

Overview

Our casino division operates 27 clubs in Great Britain as well as a casino on Gibraltar and a hotel and casino complex on the Isle of Man. One of the casinos, located in Cardiff, is currently closed on the basis of a recent asbestos survey. We do not plan to re-open this casino in the current premises. Based on industry statistics collated by the Gaming Board for Great Britain (the "Gaming Board") for the year ended October 31, 2001 (the most recent period for which annual industry information is available), the casino division had an 18.1% market share of house win in Great Britain.

We use key indicators to measure the success of our casinos, the three main indicators being drop, win and admissions. Drop is the amount of money exchanged for chips at the tables, win is the amount of drop retained by the house as income and is often expressed as a percentage of the drop, and admissions are the number of members and guests attending in any period. A further statistic, drop per head, is calculated by dividing the total drop by the total admissions. Drop per head provides an indication of how much an attendee spends on average in the casino on gaming.

The following table sets out admissions, drop, drop per head, win and win percentage for the 16 weeks ended January 19, 2002 and for the 30 day post acquisition period from December 22, 2000 to January 20, 2001. As a result of the differing lengths of the aforementioned periods the information presented is not comparable.

	16 weeks ended January 19, 2002	30 days ended January 20, 2001
Admissions (thousands)	883	212
Drop (£'000)	199,747	42,798
Drop per head (£)	226.20	201.80
Win (£'000)	35,765	6,893
Win %	17.9	16.1

Some important factors affecting our casino division operating results include:

- trends in the gaming industry;
- local competition;
- ability to build membership, convert members into active players and retain existing players;
- quality of both management and staff; and
- economic conditions and consumer confidence.

Gross gaming win from gaming tables, which is the net cash from gaming activities retained by the casinos before gaming duty, depends primarily on three factors:

- admission levels;
- "drop" per head, which is the average amount of money customers exchange for chips; and
- win percentage, which is the amount of revenue generated from gaming activities, expressed as a percentage of the drop.

Revenues

Our principal source of casino division revenues is gross gaming win derived from gaming tables and Electronic Roulette, with a smaller proportion of casino division revenues stemming from jackpot slot machines and food and beverage sales.

Pricing

On a local basis, we set the minimum and maximum stakes on each gaming table, which currently range up to£200 in most of our casinos outside London, and up to £2,000 at Maxims in London. We have no admission charges. Local casino managers also have some discretion with respect to the pricing of food and beverage services and promotions.

Gaming tables

Table games in casinos generally include roulette, blackjack, punto banco, poker and sometimes craps. Players exchange cash for gaming chips that can be used to game with on any table. Most casinos also have a small selection of jackpot slot machines on which players can play for cash. In the 16 weeks ended January 19, 2002, gross gaming win represented 84.9% of total casino division revenues. In the 30 days ended January 20, 2001, gross gaming win represented 88.1% of total casino division revenues. Revenues from gaming tables are reported before deduction of gaming duty.

Jackpot slot machines

Jackpot slot machine revenues are equal to the retained cash receipts (after paying out cash prizes). VAT is charged on jackpot slot machine retained cash receipts at a rate of 17.5%. Revenues from jackpot slot machines are reported net of VAT and are recognised on a cash basis when the cash is emptied from the machines, which occurs weekly. In the 16 weeks ended January 19, 2002 jackpot slot machine revenues were 5.4% of total casino division revenues. In the 30 days ended January 20, 2001 jackpot slot machine revenues were 4.9% of total casino division revenues.

Regulations under the Gaming Act provide that inGreat Britain the maximum jackpot value is £2,000 (as of January 1, 2002). However, Jackpot machines with the ability to pay out this higher jackpot level are not currently available and therefore the maximum jackpot remains £1,000 at the current time. The maximum a customer can stake for one play on a jackpot slot machine is 50 pence. These regulations also limit the number of jackpot slot machines per casino to ten. Machines with £1,000 jackpots must pay out at a rate of at least 80% on average, and machines with lower jackpot values must pay out at a rate of at least 71% on average.

Food and beverage

Casino division food and beverage revenues are from sales of food, soft drinks, alcoholic drinks and snacks from our bars and restaurants. VAT is charged on revenues from food and beverage, currently at a rate of 17.5%. The revenues from food and beverage are reported net of the VAT payable and are recognised on a cash basis as sales occur. In the 16 weeks ended January 19, 2002 food and beverage revenues represented 7.0% of total casino division revenues. In the 30 days ended January 20, 2001 food and beverage revenues represented 6.7% of total casino division revenues.

Expenses

Our principal casino division expenses are:

- gaming duty;
- expenses relating to jackpot slot machines;
- expenses relating to food and beverage;
- club operating expenses; and
- other general and administrative expenses.

Gaming duty

We are required to remit gaming duty to the U.K. Government in connection with revenue from our casino operations. In Great Britain, the duty payable is calculated according to gross gaming win per casino, with the marginal rate starting at 2.5% and the highest rate being 40% depending on the tax band applicable to the individual casino's gross gaming win. Different gaming duty regimes are also applicable to our casinos in the Isle of Man and Gibraltar. In the 16 weeks ended January 19, 2002 total casino division gaming duty was £5.5 million, which averaged 15.3% of gross gaming win. In the 30 days ended January 20, 2001 total casino division gaming duty was £0.7 million, which averaged 14.0% of gross gaming win.

Jackpot slot machines

Expenses relating to jackpot slot machines consist of rental payments to our suppliers of machines and the annual licence duty. This annual licence duty, since August 5, 2000, is at a rate of £1,815 and is payable annually on each of our jackpot slot machines to obtain a gaming machine licence.

Food and beverage costs

Casino division costs relating to food and beverage consist of the costs of purchasing drinks and food from our suppliers. A proportion of our food and beverage is provided on a complimentary basis to our members and their guests.

Club operating expenses

Club operating expenses represent the operating costs of the casino clubs and consist mainly of:

- salaries of casino management and staff;
- rental payments on leases of operating casino clubs;
- promotional expenses relating to member entertainment both on and off the casino premises; and
- utilities and service costs.

Other general and administrative expenses

Other general and administrative expenses consist mainly of:

- central overheads that relate directly to the casino division; and
- central promotional and marketing expenses relating to the casino division.

Results of the casino division

	16 weeks ended January 19, 2002	30 days ended January 20, 2001 (1)
	£'000	£'000
Revenues	42,136	7,826
Cost of sales	7,677	1,305
Gross profit	34,459	6,521
Club operating expenses	23,447	5,288
Other general and administrative expenses	743	500
	24,190	5,788
Casino division EBITDA (excluding other income and extraordinary loss) (2)	10,269	733

(1) In the 16 weeks ended January 20, 2001, the results of the casino division consist solely of the 30 days trading from the date of acquisition to the end of the reporting period. As a result of the differing lengths of the reporting periods presented above for the casino division, the financial information for the casino division is not comparable.

(2) Casino division EBITDA (excluding other income and extraordinary loss) represents earnings from operations before income taxes, net interest expense, depreciation, amortisation, and excludes other income. Casino division EBITDA (excluding other income and extraordinary loss) is not a measurement of operating performance calculated in accordance with U.S. GAAP, and should not be considered a substitute for operating income, net income, cash flows from operating activities or other income statement data as determined in accordance with U.S. GAAP, or as a measure of profitability or liquidity, and casino division EBITDA (excluding other income and extraordinary loss) does not necessarily indicate whether cash flow will be sufficient or available for cash requirements. Casino division EBITDA (excluding other income and extraordinary loss) may not be indicative of our historical operating results nor is it meant to be predictive of potential future results. Because all companies do not calculate casino division EBITDA (excluding other income and extraordinary loss) identically, the presentation of casino division EBITDA (excluding other income and extraordinary loss) may not be comparable to similarly entitled measures of other companies.

Revenues

Casino division revenues for the 16 weeks ended January 19, 2002 were £42.1 million. They comprised £35.8 million of gross gaming win, £2.3 million of jackpot slot machine income, £3.0 million of food and beverage sales and other gaming income of £1.0 million. During this period, casino division admissions were approximately 0.9 million, drop per head was £226.20, and win percentage was 17.9%.

In the 30 days ended January 30, 2001 casino division revenues were £7.8 million. They comprised £6.9 million of gross gaming win, £0.4 million of jackpot slot machine income and £0.5 million of food and beverage sales. During this period, casino division admissions were approximately 0.2 million, drop per head was £201.80, and win percentage was 16.1%.

Cost of sales

In the 16 weeks ended January 19, 2002 casino division expenses relating to gaming duty were £5.5 million, which represented 15.3% of gross gaming win. In the 30 days ended January 20, 2001 casino division expenses relating to gaming duty were £0.7 million, which represented 10.1% of gross gaming win.

In the 16 weeks ended January 19, 2002 casino division expenses relating to food and beverage expenses were £1.7 million, which represented 56.7% of food and beverage revenues. In the 30 days ended January 20, 2001 casino division expenses relating to food and beverage expenses were £0.3 million, which represented 60.0% of food and beverage revenues.

Club operating expenses

In the 16 weeks ended January 19, 2002 casino division club operating expenses relating to casino staff and management salaries were £16.8 million, which represented 39.8% of casino division revenues. In the 30 days ended January 20, 2001 casino division club operating expenses relating to casino staff and management salaries were £3.9 million, which represented 50.4% of casino division revenues.

In the 16 weeks ended January 19, 2002 casino division club operating expenses relating to casino division promotion and other operating expenses were £6.76 million, which represented 15.8% of casino division revenues. In the 30 days ended January 20, 2001 casino division club operating expenses relating to casino division promotion and other operating expenses were £1.4 million, which represented 17.9% of casino division revenues.

Other general and administrative expenses

In the 16 weeks ended January 19, 2002 casino division other general and administrative expenses were £0.7 million, which represented 1.8% of casino division revenues. In the 30 days ended January 20, 2001 casino division other general and administrative expenses were £0.5 million, which represented 6.4% of casino division revenues.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of funds for the 16 weeks ended January 19, 2002 has been cash flows from operating activities. Our principal uses of funds have been for capital expenditure to construct, convert and refurbish bingo clubs and casinos, to acquire Jamba, to repay debt and to pay interest on borrowed funds.

Historical cash flows

During the 16 weeks ended January 19, 2002 and the 16 weeks ended January 20, 2001 our cash flows were as follows:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
	£'000	£'000
Liquidity and capital resources information:		
Cash provided by operating activities	7,475	18,317
Cash used in investing activities (1)	(8,390)	(254,689)
Cash (used in) provided by financing activities	(9,331)	237,215

(1) Cash flows used in investing activities include capital expenditures. For a discussion of these expenditures, see the discussion below on changes in net cash used in investing activities.

Cash from operating activities

Net cash flows provided from operating activities during the 16 weeks ended January 19, 2002 were £7.5 million, a decrease of £10.8 million from £18.3 million in the 16 weeks ended January 20, 2001. Net income, excluding depreciation, was £15.3 million for the 16 weeks ended January 19, 2002, and was £11.1 million for the 16 weeks ended January 20, 2001. Although net income, excluding depreciation, increased by £4.2m, principally as a result of the acquisition of the Casinos in December 2000, we experienced a decrease in net cash flows provided by operating activities. This was due mainly to changes in trade accounts payable and changes in accrued expenses and other liabilities (collectively referred to as "payables and accruals"). In the 16 weeks ended January 20, 2001, changes in payables and accruals resulted in a favourable cash inflow of £9.6 million because of delays in payment of payables and accruals while payment systems were being established following the acquisition of the Casinos. In the 16 weeks ended January 19, 2002, changes in payables and accruals resulted in an adverse cash outflow of £6.2 million, mainly relating to the payment of VAT and Casino gaming duty accrued as at September 30, 2001.

The most significant non-cash items within net income for each of the periods was depreciation and amortisation.

Cash used in investing activities

Net cash flows used in investing activities during the 16 weeks ended January 19, 2002 were £8.4 million, a decrease of £246.3 million compared to the 16 weeks ended January 20, 2001. In the 16 weeks ended January 19, 2002 we spent £9.4 million on capital expenditure, which was partially offset by £1.0 million of proceeds from the sale of fixed assets. The largest component of capital expenditure was Bingo club refurbishment and maintenance programs totaling £7 million, including £0.8 million on mechanised cash bingo installations and £0.4 million on our new build bingo club at Coventry. We spent £1.7 million on Casino refurbishment and maintenance, and £0.6 million on the acquisition and development of Gala Interactive.

In the 16 weeks ended January 20, 2001 cash used in investing activities consisted primarily of £230.8 million used to purchase the Casinos.

Cash from financing activities

Net cash flows used in financing activities during the 16 weeks ended January 19, 2002 amounted to £9.3 million, and were used to repay bank borrowings.

Net cash flows from financing activities during the 16 weeks ended January 20, 2001 were £237.2 million. This amount primarily reflects a net £73.5 million borrowed under the senior credit facility, £55.0 million borrowed under a bridge facility and £117.3 million from the issuance of share capital. Each of these financing activities was related to the Casino Acquisition.

Capital expenditures

See "Historical Cash Flows" for a discussion of historical capital expenditures

We currently anticipate that our capital expenditures for the fiscal year ending September 2002 will be approximately £34 million, primarily for bingo club and casino refurbishment projects and the relocation, construction and fit-out of new bingo clubs and casinos. Of this £34 million, we had spent or were currently legally committed to spend approximately £9.2 million at January 19, 2002. We expect to fund the capital expenditure from operating cash flow, proceeds from asset sales and cash on our balance sheet. Our ability to use proceeds from asset sales for capital expenditure is limited as described below under " Liquidity." We will also carefully evaluate opportunities to expand our portfolio of bingo clubs and casinos in order to meet anticipated growth in demand and intend to explore opportunities to diversify our business in related low-stake gaming activities.

Lease commitments

A substantial portion of our expenses represents rental payments under leases for bingo clubs and casinos. Annual payments for property leases in place at January 19, 2002 were approximately £19.1 million.

We have recorded provisions for property leases and acquired properties where the property was either disused at the date of the acquisition and the lease was abandoned, or where the acquired operations were planned to be closed and the lease abandoned within one year from the date of acquisition. Provisions for abandoned leases have been recorded on a discounted basis and provisions have also been made for the remaining lease payments of abandoned leases related to clubs that were closed subsequent to one year from the date the clubs were acquired. These provisions have been recorded on a discounted basis against income within other general and administrative expenses in the year the related operations were closed and the leased properties became vacant. We utilised provisions of £1.2 million and £0.4 million for the 16 weeks ended January 19, 2002 and January 20, 2001, respectively.

Other commitments

As a result of the acquisition of Gala Group Investments Limited (formerly Gala Group Limited), we became liable for employee compensation payments of up to approximately £6.0 million under the management reward plan. Of this amount £4.0 million has been paid as at September 30, 2001. The final tranche is payable in April 2002.

Liquidity

Bank loans

Scheduled payments on the bank loans under the senior credit facility will significantly impact our liquidity. As of January 19, 2002, we are scheduled to make the following debt payments of principal:

	£ in millions
2002	20.9
2003	27.8
2004	34.8
2005	37.1
2006	39.4
Thereafter	125.4
Total	**285.4**

In addition to the bank loans, we also maintain a £10.0 million revolving loan and guarantee facility expiring in 2007 which can be used to finance working capital requirements and for general corporate purposes. In each financial year, for a period of five consecutive days, the amount of any advances under the revolving loan facility must be reduced to zero and the aggregate amount outstanding under any overdraft facilities which are guaranteed by a guarantee issued under the revolving loan and guarantee facility must not exceed the aggregate amount of all cash balances, which are free of security other than security granted in favour of the senior lenders, held by any subsidiary of Gala Group Holdings Public Limited Company which is a party to the senior credit facility.

Any subsidiary of Gala Group Holdings Public Limited Company, which is a party to the senior credit facility, is required to deposit the following amounts into a mandatory prepayment account:

- any amounts received under various share purchase agreements;
- any insurance proceeds;
- any Surplus Cash Flow as defined in the senior credit facility; and
- any sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the U.K. Competition Commission or the Secretary of State or as a result of disposal of any specified properties.

Gala Group Investments Limited entered into a deposit and charge agreement restricting withdrawals from the mandatory prepayment account and granting a charge in favour of the senior lenders over the sums standing to the credit of that account. Gala Group Investments Limited may make withdrawals for the purpose of prepaying amounts outstanding under the senior credit facility and for a number of other specified purposes including, without limitation, making good any loss or damage to which amounts received under the relevant share purchase agreement or insurance proceeds received relate. Gala Group Investments Limited is also required to repay amounts outstanding under the senior credit facility with:

- amounts received under various share purchase agreements less permitted deductions;
- insurance proceeds, subject to certain deductions;
- 81.25% of Surplus Cash Flow, as defined in the senior credit facility, for the year ending September 30, 2002, and for each fiscal year thereafter, and up to 92.5% beginning in the fiscal year ending September 2002, if a specified asset is not sold by designated dates; and
- within specific limits, sale proceeds received as a result of sales of properties arising in relation to any undertaking to, or orders of, the U.K. Competition Commission or the Secretary of State or as a result of disposals of four specified properties, or from the disposal of any other assets, other than in the ordinary course of trading, acquired pursuant to the Casino Acquisition.

The senior credit facility contains customary operating and financial covenants, including without limitation:

- requirements to maintain minimum ratios of EBITDA to Total Interest Payable, each as defined in the senior credit facility, EBITDA to Total Senior Interest Payable, each as defined in the senior credit facility, and Operating Cash Flow to Total Debt Service, each as defined in the senior credit facility;
- maximum ratios of Total Borrowed Funds to EBITDA, each as defined in the senior credit facility; and
- limits on capital expenditure.

In addition, the senior credit facility includes covenants relating to limitations on sales and other disposals, indebtedness, acquisitions, investments, distributions and hedging.

12% Senior Notes

We must pay interest on the notes semi-annually on June 1 and December 1 of each year. The notes are scheduled to be repaid in one installment in 2010. However, noteholders may require us to purchase the notes in the event of a change of control or following certain asset sales. We may not be able to do so without the consent of our lenders under the senior credit facility.

We are a holding company and do not directly conduct any business operations. Our bingo club and casino operations are carried out by several operating subsidiaries. Our material assets consist only of the share capital of our subsidiaries, Gala Group Investments Limited and Gala Group Finance Limited, limited rights against the former owners of Gala Group Investments Limited under a share purchase agreement, in which the lenders under the senior credit facility have a security interest, and subordinated loans made to Gala Group Investments Limited which are subordinated to the obligations of Gala Group Investments Limited to the lenders under the senior credit facility and may be subordinated to other obligations of Gala Group Investments Limited in the future. We will have to rely upon payments on our subordinated loans to Gala Group Investments Limited, dividends and other payments from our subsidiaries to generate the funds necessary to pay the principal of and interest on the notes. Although we are entitled to receive limited payments on our subordinated loans to Gala Group Investments Limited, our subsidiaries have not guaranteed the notes. The right of noteholders to receive payments under the notes is structurally junior to all liabilities of our subsidiaries.

The senior credit facility prohibits our subsidiaries from making distributions, loans or other payments to Gala Group Holdings Public Limited Company, except to enable it to make various limited payments other than principal on the notes, and prohibits certain other payments, including payments to enable it to pay interest under the subordinated loan to Gala Group Investments Limited, if there is a payment default continuing under the senior credit facility. With limited exceptions, a payment blockage period under the senior credit facility may be instituted upon an event of default under the senior credit facility. Furthermore, the ability of our subsidiaries to pay dividends and make other payments to it may in the future be restricted by, among other things, other agreements. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments, there are a number of significant qualifications and exceptions. We believe, however, that the senior credit facility permits our subsidiaries to pay dividends or otherwise provide funds to us to enable Gala Group Holdings Public Limited Company to meet its known cash obligations for the foreseeable future, provided Gala Group Limited and its subsidiaries meet various financial tests.

We believe that funds from operations together with funds available under the revolving loan and guarantee facility will provide us with sufficient liquidity and resources to meet our current and future financial obligations, including payment of principal and interest on the notes, as well as to provide funds for our working capital, capital expenditures and other needs.

Market Risk

We are exposed to interest rate risk on our fixed and floating rate debt. We do not enter into transactions involving foreign currencies or marketable securities. Therefore we are not exposed to the impact of foreign currency fluctuations or changes in the market values of marketable securities. Our objective is to manage our exposure to changes in interest rates by limiting the impact of such movements on earnings and cash flows. To achieve this objective we use interest rate derivative instruments. See Note 10 to our Unaudited Condensed Consolidated Interim Financial Statements included with this report. We enter into interest rate transactions only to the extent considered necessary to meet the objectives as stated above. We do not enter into interest rate derivative instruments for trading or speculative purposes.

Seasonality

Our operating results, like those of other participants in the bingo and casino industries, have varied in the past and are expected to continue to vary quarter to quarter as a result of seasonal patterns. Our earnings are significantly affected by vacation times, public holidays and the weather. Revenues at our bingo clubs and most of our casinos are typically lower during the summer vacation period as well as during the Christmas period. Maxims, our high-roller casino in London with a large number of Arab and Asian customers, is the main exception to this seasonal trend, since its revenues tend to be higher in late summer when more of its customers are in London. Extreme weather also affects admission levels at our bingo clubs and casinos.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(Pound Sterling amounts in thousands, except for share data)

	January 19, 2002	September 30, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	45,569	55,815
Receivables, net	284	436
Inventories	4,049	3,230
Prepaid expenses and other current assets	13,054	10,893
Total current assets	62,956	70,374
Non-current assets:		
Property and equipment, net	279,323	277,105
Licences, net	296,123	301,009
Other intangible assets, net	119,143	121,082
Restricted cash	5,290	5,309
Other assets, net	17,062	17,694
Total assets	779,897	792,573
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	20,851	21,533
Trade accounts payable	11,982	12,334
Accrued expenses and other liabilities	50,121	55,091
Accrued interest payable	2,886	6,327
Income tax payable	10,734	6,800
Total current liabilities	96,574	102,085
Non-current liabilities:		
Long-term debt, net of current portion	425,052	433,801
Provisions	9,227	10,219
Deferred tax liability	11,252	10,354
Total liabilities	542,105	556,459
Shareholders' equity:		
Ordinary shares; £1.00 par value; 245,300,010 shares authorised; 244,800,010 shares issued and outstanding	238,754	238,754
Additional paid in capital	1,860	1,860
Accumulated deficit including accumulated other comprehensive loss of £406 and £508 in 2002 and 2001, respectively	(2,822)	(4,500)
Total liabilities and shareholders' equity	779,897	792,573

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
(Pound Sterling amounts in thousands)

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
Revenues	130,714	90,243
Cost of sales	21,301	14,932
Gross profit	109,413	75,311
Club operating expenses	68,025	46,287
Other general and administrative expenses	8,917	8,321
Depreciation and amortisation	14,269	9,312
Income from operations	18,202	11,391
Interest expense, net	(11,848)	(11,841)
Other income (expense)	72	(299)
Income (loss) before income tax expense and extraordinary items	6,426	(749)
Income tax expense	(4,850)	(1,527)
Income (loss) before extraordinary loss	1,576	(2,276)
Extraordinary loss on early extinguishment of debt, net of taxes of £1,522	-	(3,553)
Net income (loss)	1,576	(5,829)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Pound Sterling amounts in thousands)

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
Net cash provided by operating activities	7,475	18,317
Cash flows from investing activities:		
Purchase of property and equipment	(9,377)	(3,973)
Proceeds from sale of property and equipment	968	2,281
Change in restricted cash	19	(22,154)
Cash paid for purchased companies, net of cash acquired	-	(230,843)
Net cash used in investing activities	(8,390)	(254,689)
Cash flows from financing activities:		
Proceeds from issuance of ordinary shares	-	117,300
Proceeds from debt	-	375,000
Debt issue costs	-	(8,585)
Payments on debt	(9,331)	(246,500)
Net cash (used in) provided by financing activities	(9,331)	237,215
Net (decrease) increase in cash and cash equivalents	(10,246)	843
Cash and cash equivalents, beginning of period	55,815	36,015
Cash and cash equivalents, end of period	45,569	36,858

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(Pound Sterling amounts in thousands, except for share data)

	Ordinary shares		Additional		Total
	Number of shares	Amount	paid-in capital	Retained earnings	shareholders' equity
Balance at September 30, 2001	244,800,010	238,754	1,860	(4,500)	236,114
Net income	-	-	-	1,576	1,576
Other comprehensive loss:					
SFAS 133 reclassification adjustment for gains / losses included in net income, net of tax of £44	-	-	-	102	102
Total comprehensive income	-	-	-	1,678	1,678
Balance at January 19, 2002	244,800,010	238,754	1,860	(2,822)	237,792

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements

(Pound Sterling amounts in thousands, except for share data)

1 Basis of presentation and description of the business

Gala Group Holdings Public Limited Company ("the Company"), a holding company with no other operations, and its wholly owned subsidiary undertakings are collectively referred to herein as "Gala" or "the Group". On December 22, 2000 the Company acquired Ladbroke Casinos from Hilton Group plc ("the Casinos"). On November 1, 2001 the Group acquired the "Jamba" gaming website from Carlton Interactive Media Limited.

The Group's primary business activities are the operation of bingo clubs and casinos in Great Britain as well as a casino in each of Gibraltar and the Isle of Man. The Group is headquartered in Nottingham, England.

The financial statements for the 16 weeks ended January 19, 2002 and the 16 weeks ended January 20, 2001 are not comparable in certain respects, due to the acquisition of the Casinos on December 22, 2000. Consequently, the results of the Casinos division are included in the consolidated results of the Company from the date of acquisition.

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These unaudited financial statements reflect all adjustments, consisting only of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of the information therein. These unaudited financial statements should be read in conjunction with the financial statements and related notes for the year ended September 30, 2001.

The condensed balance sheet data as of September 30, 2001 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

2 Revenue recognition

Revenue results from the operation of bingo clubs and casinos. Bingo revenue is recorded as the net amount of customer stake, less applicable gaming duties, cash prizes and VAT. Casino revenue is principally gaming win, which represents the difference between gaming wins and losses before deduction of gaming duty. Casino gaming duties are included in cost of sales. Revenues from the sale of food and beverage are recognised on a cash basis as sales occur.

3 Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142 "Goodwill and Other Intangible Assets".

SFAS 141 is effective for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 prohibits the pooling-of-interests method of

(Pound Sterling amounts in thousands, except for share data)

accounting for business combinations and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations.

SFAS 142 is effective for fiscal years beginning after December 15, 2001 and may not be retroactively applied to financial statements of prior periods. SFAS 142 requires that goodwill, including previously existing goodwill, and intangible assets with indefinite useful lives should not be amortised but should be tested for impairment annually. Goodwill and intangible assets with indefinite useful lives will no longer be tested for impairment under SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of".

The Group is required to adopt SFAS 141 immediately and SFAS 142 with effect from October 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 will not be amortised and will continue to be evaluated for impairment under SFAS 121 until the date that SFAS 142 applies in its entirety. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortised until the adoption of SFAS 142.

The Group has adopted SFAS 141, but this did not require any changes to the accounting treatment of acquisitions. The Group is evaluating the provisions of SFAS 142, but it is not practicable to estimate reasonably the impact of adopting this statement on the Group's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognised as the cumulative effect of a change in accounting principle. The Group has begun the process of establishing the reporting units, identifying the goodwill, assets and liabilities that will be allocated to its reporting units and has begun the evaluation of the useful lives of its intangible assets.

SFAS 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets", was issued in August 2001. This standard is effective for fiscal years beginning after June 15, 2002; however, early adoption is permitted. The Group will adopt SFAS 143 with effect from October 1,2002. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. The Group considers that the adoption of SFAS 143 will not have a significant impact on the Group's results of operations and financial position.

In August 2001 the Financial Accounting Standards Board issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS 144 are to address issues relating to the implementation of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS 121, for long-lived assets to be disposed of by sale. The standard requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. This statement is effective for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied

(Pound Sterling amounts in thousands, except for share data)

prospectively. The Group will adopt SFAS 144 with effect from October 1, 2002. The Group is currently evaluating the impact of this statement on its results of operations and financial position.

4. Acquisition of Casinos

On December 22, 2000, Gala acquired the casino operations of Hilton Group plc ("the Casinos") for a purchase price of £234,040 ("the Casinos acquisition"). In connection with the purchase, the Group also incurred transaction costs of £2,595. As a result, the total purchase price was £231,474 (net of cash acquired of £5,161 and including assumed debt of £2,754). Gala has made a claim against Hilton Group plc for certain items under the sale and purchase agreement. Any monies received from this claim will reduce the purchase price.

The acquisition has been accounted for by the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations". The results of the Casinos for the period from December 22, 2000 are included in the accompanying financial statements. The purchase price was allocated to identifiable assets and liabilities based on their fair values. Gala has applied the results of an external fair value appraisal carried out of all tangible fixed assets and identifiable intangible assets.

The application of the purchase price is as follows:

Historical net assets	64,117
Fair value adjustments:	
Property and equipment	(62,106)
Licences	87,155
Other intangible assets	(29,539)
Deferred tax	1,013
Accrued expenses and other liabilities	(1,980)
Inventories	(350)
Hilton intercompany	122,440
	180,750

Licences, the customer-base and trade names were valued at £87,155, £17,425 and £13,062, respectively. Goodwill of £55,885, representing the excess of cost over the estimated fair value of net assets acquired, and other intangibles are being amortised on a straight-line basis over 20 years.

The acquisition was initially financed by increasing bank borrowings by £75,000, a £55,000 bridge loan (which was replaced in February 2001 by the issuance of £55,000 12% Senior Notes - see Note 11) and £117,300 from the issuance of 117,300,010 ordinary shares at £1.00 per share.

(Pound Sterling amounts in thousands, except for share data)

5 Acquisition of Jamba

On November 1, 2001, Gala acquired the Jamba gaming website, together with related software, from Carlton Interactive Media Limited, for a purchase price of £887. £400 of the consideration is deferred, with £150 payable in September 2002 and £250 payable in September 2003.

The assets acquired were valued at £337 for the website, customer base and trade marks, and £550 for games software and licences. The acquisition was financed out of surplus working capital. The assets are being amortised over four years.

The loss from operations of £297 for the period from November 1, 2001 is included in the accompanying financial statements.

6 Pro forma results

The following unaudited pro forma information presents the results of operations of the Group, giving pro forma effect to the Casino acquisition and the acquisition financing described in Note 11, as if they had happened on October 1, 2000, but not giving effect to the Jamba acquisition, which is not material.

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
Revenues	130,714	116,161
Depreciation and amortisation	14,269	24,745
Income from operations	18,202	1,481
Interest expense, net	(11,848)	(14,249)
Other income (expense)	72	(299)
Income (loss) before income tax expense and extraordinary items	6,426	(13,067)
Income tax expense	(4,850)	(818)
Net income (loss) before extraordinary items	1,576	(13,885)
Extraordinary items	-	(3,553)
Net income (loss)	606	(17,438)

The pro forma results are not necessarily indicative of what actually would have occurred if the Casino acquisition had occurred on October 1, 2000 and are not intended to be a projection of future results. The pro forma results include, within depreciation and amortisation, an

(Pound Sterling amounts in thousands, except for share data)

impairment write-down of the carrying values of the property and equipment assets following a fire at one bingo club of £1,407 in the 16 weeks ended January 19, 2002, and an impairment write-down of the carrying values of the property and equipment assets of the casino business of £12,814 in the 16 weeks ended January 20, 2001. The impairment of the casino assets was due mainly to the impact of competitor activity, and was recorded in the pre-acquisition period between October 1, 2000 and December 21, 2000.

The pro forma results also reflect the issuance of £55,000 12% Senior Notes at a premium of 105.5%, the proceeds of which were used to repay the bridge facility.

7 Extraordinary loss

The extraordinary loss of £3,553, net of £1,522 tax, arose on the early extinguishment of debt relating to the refinancing undertaken in connection with the Casinos acquisition (see Notes 4 and 11). This amount includes prepayment penalties of £359 and the write-off of £4,716 of deferred debt issue costs which had been previously been included in other assets and were being amortised over the life of the related bank debt.

8 Restricted cash

Restricted cash at January 19, 2002 consists of £2,500 Gaming Reserve and £2,790 held in escrow for repayment of the Stakis loan notes and interest earned thereon. Restricted cash at September 30, 2001 consists of £2,500 Gaming Reserve and £2,809 held in escrow for repayment of the Stakis loan notes and interest earned thereon.

The Gaming Board of Great Britain, which regulates the casino industry, requires the Group to maintain a Gaming Reserve or an approved insurance policy to cover potential gaming losses. The reserve for a casino portfolio is calculated as 5,000 times the maximum "straight up" bet on American Roulette at the highest staking casino plus 25% of that total, plus a sum equivalent to 25% of the same calculation based on the maximum "straight up" bet on American Roulette for each additional casino. The Gaming Reserve of £2,500 is held in a separate bank account. In addition the Group holds an insurance policy for the balance of the Gaming Reserve of £22,266.

Also included in restricted cash is £2,790 on deposit to guarantee the Stakis loan notes (see note 11). The Stakis loan notes are redeemable at the option of the holder at any time, and are otherwise redeemable by the Group in August 2003. Funds are held in escrow to repay the Stakis loan notes.

(Pound Sterling amounts in thousands, except for share data)

9 Inventories

Inventories are comprised of the following:

	January 19, 2002	September 30, 2001
Consumable stores	1,397	1,008
Finished goods	2,652	2,142
	4,049	3,320

10 Financial instruments

The Group entered into an interest rate swap on January 19, 2001 that has a notional amount of £63,143 effective from March 31, 2001, reducing to £61,286 on September 30, 2001 and £57,804 on March 31, 2002, and which matures on September 30, 2002. Under the swap contract, the Group pays 5.535% fixed interest and receives interest based upon 6 month LIBOR. The contract terms permit net settlement of swap proceeds. The carrying value and fair value of the swap was £(695) and £(672) at January 19, 2002 and September 30, 2001, respectively.

On March 31, 2000, the Group entered into an interest rate cap based on a notional amount of £190,000. LIBOR interest (excluding any margin) is capped at a maximum rate of 7.00% through September 30, 2002 and thereafter at 8.00% through March 21, 2003.

On January 19, 2001, the Group entered into an interest rate cap based on an initial notional amount of £54,321 effective from September 30, 2002 reducing to a notional amount of £49,679 effective March 31, 2003 and £45,036 effective September 30, 2003 and that matures on March 31, 2004. Six month LIBOR interest is capped at 6%.

The aggregate carrying values which equal fair values of the Group's interest rate caps are £197 and £256 at January 19, 2002 and at September 30, 2001, respectively.

In the 16 week period ended January 19, 2002, the Group recognised a loss of £82 (reported within other income (expense) in the statement of operations) relating to the change in the fair value of derivative instruments. This amount was increased by a loss of £102 relating to the reclassification of losses out of other comprehensive income. In the 16 week period ended January 20, 2001, the Group recognised a loss of £563 relating to the change in the fair value of derivative instruments.

The fair value of the 12% Senior Notes was £172,438 at January 19, 2002 and at September 30, 2001 was £171,772. The carrying amount was £157,722 at January 19, 2002 and £157,822 at September 30, 2001.

(Pound Sterling amounts in thousands, except for share data)

11 Debt

Outstanding debt consists of the following:

	January 19, 2002	September 30, 2001
Facility A Loan	183,489	189,488
Facility B Loan	50,969	52,635
Facility C Loan	50,969	52,635
12% Senior Notes	157,722	157,822
Stakis loan notes	2,754	2,754
	445,903	455,334
Less - current portion	(20,851)	(21,533)
	425,052	433,801

Bank loans

On December 21, 2000, in connection with the Casinos acquisition, the Group entered into a new agreement with certain lenders ("the New Loan Agreement") that replaced all of the bank borrowing arrangements previously in place. The Group wrote off deferred issue costs related to the previous arrangements of £4,716 as an extraordinary loss. The Group also paid a prepayment penalty of £359.

The New Loan Agreement, net of amounts repaid, provides the Group with a term loan facility of £183,489 maturing in 2007 ("the Facility A Loan"), a term loan facility of £50,969 maturing in 2008 ("the Facility B Loan"), a term loan facility of £50,969 maturing in 2009 ("the Facility C Loan") and a revolving loan and guarantee facility of £10,000 expiring in 2007 ("the Revolving Facility"). All facilities bear an interest rate of LIBOR plus a margin that ranges from 2.125% to 3.125%. The Group pays a 0.75% facility fee in respect of the unused portion of the Revolving Facility. The Revolving Facility is available to finance working capital requirements and for general corporate purposes. No amounts have been drawn down on the Revolving Facility.

Issue costs of £7,430 were incurred in respect of the New Loan Agreement. These have been capitalised within other assets and are being amortised over the life of the related debt.

The New Loan Agreement requires the Group to comply with certain financial and non financial covenants from December 21, 2000. The financial covenants include limitations on capital expenditure and require the maintenance of certain minimum ratios of earnings before interest, taxes, depreciation and amortisation to interest payable, and of operating cash flows to total debt service. All amounts owing under the New Loan Agreement are collaterised by certain assets of the Group.

(Pound Sterling amounts in thousands, except for share data)

Bridge Facilities

The Group entered into an agreement on December 21, 2000 with certain lenders ("the Bridge Facility") whereby the Group borrowed £55,000, in connection with the Casinos acquisition. The Bridge Facility bore an average interest rate of 11.9%. Arrangement costs of £858 were incurred, and these were expensed over the life of the Bridge Facility. The Bridge Facility was repaid with the proceeds of an issue of £55,000 12% Senior Loan Notes due 2010 ("the 2nd Issue Senior Notes") on February 14, 2001.

12% Senior Notes

On June 2, 2000 the Group issued £100,000 of 12% Senior Notes due 2010 ("the Senior Notes"). Issue costs of £5,355 were incurred. On February 14, 2001 the Group issued £55,000 of 12% Senior Notes due 2010 ("the 2nd Issue Senior Notes") at an issue price of 105.5%. Issue costs of £2,500 were incurred. The issue costs were capitalised and are being amortised over the life of the Senior Notes. The issue premium of £3,025 was included in the amount of the Senior Notes payable and is being amortised to interest expense over the life of the Senior Notes.

The Senior Notes bear interest of 12% per annum, which is payable semi-annually on June 1 and December 1 of each year and commenced on December 1, 2000.

On or after June 1, 2005 the Company may redeem some or all of the Senior Notes at the following redemption prices.

Period	*Redemption price*
2005	106%
2006	104%
2007	102%
2008 and thereafter	100%

In addition, the Company may redeem up to 35% of the aggregate principal amount of the Senior Notes prior to June 1, 2003, with the net proceeds from qualifying public equity offerings of the Company's ordinary shares at a redemption price equal to 112% of the principal amount of the Senior Notes being redeemed. The Company may also redeem all, but not some, of the Senior Notes in the event of any of certain specified developments affecting taxation.

The Senior Notes are senior unsecured debt obligations. They rank equal in right of payment with all existing and future senior unsecured indebtedness of the Group. As at January 19, 2002, the Group had senior unsecured indebtedness of approximately £157,722, including the Senior Notes. The Senior Notes effectively rank junior to all secured indebtedness of the Company and are effectively subordinated to all liabilities of the Company's subsidiaries. As at January 19, 2002 the Group had secured indebtedness of approximately £288,181.

The Senior Notes Indenture requires the Group to comply with certain financial and non financial covenants from May 25, 2000. The covenants include limitations on payment of dividends, incurring additional indebtedness and expanding into unrelated businesses. Upon the occurrence

(Pound Sterling amounts in thousands, except for share data)

of a change of control of the Company or Group, the holders of the Senior Notes have the right to require that the Company repurchase such holders' notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest.

Stakis loan notes

The Stakis loan notes were assumed with the Casinos acquisition. The Stakis loan notes bear an interest rate of 0.75% above LIBOR. They are redeemable at the option of the holder at any time, and are otherwise redeemable by the Group in August 2003. Funds are held in escrow to repay the Stakis loan notes and the interest thereon.

Future maturities of long-term debt

Future maturities of long-term debt for each of the next five years, and thereafter, are £20,851 in the first year, £30,555 in the second year, £34,752 in the third year, £37,068 in the fourth year, £39,385 in the fifth year and £283,292 thereafter.

12 Provisions

The Group has established provisions for the remaining lease payments on abandoned leases related to closed clubs. These provisions have been determined on a discounted basis and are either (i) recorded in purchase accounting where the property was disused at the date of acquisition and the lease was abandoned, or where the acquired operations were planned to be closed and the lease abandoned within one year from the date of acquisition; or (ii) recorded against income within other general and administrative expenses in the period that the related operations were closed and the leased properties became vacant.

In connection with the Casino acquisition, management approved a plan to close the Casino head office, for which an accrual of £780 was established in purchase accounting for employee termination costs. In addition management approved a plan to close one of the casinos, for which an accrual of £650 was established in purchase accounting for employee termination costs and lease payments on the vacated leasehold property. All the accruals for employee termination costs had been utilised by September 30, 2001.

Provisions have been recorded and utilised as follows:

	Vacant lease costs
Provisions at September 30, 2001	10,219
Utilised	(1,206)
Unwinding of discount	214
Provisions at January 19, 2002	9,227

(Pound Sterling amounts in thousands, except for share data)

13 Income taxes

The following table reconciles the income tax expense (benefit) at the United Kingdom statutory account rate to that in the financial statements:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
Income tax at statutory rate	1,928	(225)
Effect of non-deductible amortisation	2,048	1,477
Non-deductible expenses	745	260
Change in valuation allowance	129	15
Income tax expense	4,850	1,527

14 Impairment

During the 16 weeks ended January 19, 2002, there was a fire at one of the Group's leasehold bingo clubs. The fixtures, fittings and equipment belonging to the Group were destroyed. The Group has therefore recognised, within depreciation and amortisation, an impairment of £1,407. The Group was insured for the loss and the resulting loss of profits, and is in the process of agreeing the quantum of such losses with its insurers. The insurance proceeds will be recognised in the accounts once agreement has been reached with the insurers. Gala intends to utilise the insurance proceeds to refit and reopen the club.

15 Commitments

In May 1999 the Board of directors approved the Gala Group Investments Limited Performance Related Management Reward Plan (the "Reward Plan"). Under the terms of the Reward Plan, reward units were granted to eligible employees. The potential value of the reward units is determined by reference to an assigned unit value, that is adjusted based upon a formula applied to the results of Gala Group Investments Limited compared to plan.

The Reward Plan crystallised on April 17, 2000, following the change of ownership of Gala Group Investments Limited. The value assigned to outstanding reward units was £5,990. This value is payable in cash to employees still in employment with the Group at each payment date as follows: 30% three months after the crystallisation; and 35% on each of the first and second anniversaries of the crystallisation. Compensation expense is recognised over the remaining service periods related to each tranche of reward payable.

(Pound Sterling amounts in thousands, except for share data)

The compensation expense recognised in the 16 weeks ended January 19, 2002 and the 16 weeks ended January 20, 2001 was £359 and £962, respectively. A liability of £1,914 and £1,779 is included in accruals on the consolidated balance sheet as of January 19, 2002 and September 30, 2001, respectively. The outstanding obligation accrues interest at the prevailing bank rate.

Certain members of management collectively own approximately 10% of the issued share capital of Gala Group Limited, the ultimate parent of Gala Group Holdings Public Limited Company, ("the Parent"). The Parent's articles of incorporation ("the Articles") provide management shareholders with the benefit of a ratchet conversion mechanism upon a change of control of the Parent, as defined in the Articles. The ratchet conversion would enhance the value of shares held by management shareholders if certain financial targets are achieved, up to a maximum of £25 million. Compensation expense would be recognised by the Group at the time of the change of control.

16 Stock Options

On August 30, 2001, the Board of Directors of Gala Group Limited approved the Gala Group Share Option Scheme (the "Scheme") and authorised 350,000 "D" ordinary shares for issuance under the Scheme. The Scheme was launched to employees in November 2001 and provided for the granting of stock options to employees of Gala to purchase fully paid "D" ordinary shares subject to certain criteria being met. Under these criteria, an option may only be exercised immediately prior to and conditional upon any of the following:- i) an initial public offering, ii) the sale of the Company, or iii) the date the company is wound up. A committee of the Board was given the authority to determine participation, administer and grant options. The following table summarises activity under the Scheme:

	Number of options	Weighted average exercise price
Outstanding at September 30, 2001	-	
Granted	348,475	£2.50
Forfeited	-	
Outstanding at January 19, 2002	348,475	
Weighted average grant-date fair value of options granted:		
16 weeks ended January 19, 2002		£2.50

Compensation expense has not been recognised for this scheme in the period because the criteria for exercising the options had not been met as of January 19, 2002.

(Pound Sterling amounts in thousands, except for share data)

17 Related party transactions

Credit Suisse First Boston (Europe) Limited, an initial purchaser of the 12% Senior Notes, Credit Suisse First Boston Corporation, which acts as a selling agent for Credit Suisse First Boston (Europe) Limited in connection with the offering of the 12% Senior Notes in the United States, and Credit Suisse First Boston, London Branch, a lender and co-lead arranger under the senior credit facility, are affiliates of CSFB Group. Credit Suisse First Boston, London Branch also acted as agents and lenders under the bridge facility which was repaid with the proceeds of the offering of the 2nd Issue 12% Senior Notes and Credit Suisse First Boston (Europe) Limited acted as an agent in connection with the Bridge Facility. Credit Suisse First Boston also acts as Swiss paying agent under the 12% Senior Notes. Credit Suisse First Boston, London Branch also acted as agents and lenders under the Bridge Facility drawn down on December 23, 2000.

CSFB Group owns a majority of the outstanding share capital of Gala Group Holdings Public Limited Company's ultimate parent company, Gala Group Limited. CSFB Fund have the right under the Investment Agreement to appoint non-executive members to the Board of Gala Group Limited. The Group paid fees of £0 and £2,153 to CSFB Group in the 16 weeks ended January 19, 2002 and the 16 weeks ended January 20, 2001, respectively. CSFB Group have no long-term holding of the 12% Senior Notes, although the trading department of CSFB Group may hold, from time to time, a small trading position, as the 12% Senior Notes are publicly traded.

During the year ended September 30, 2001, Gala Group Two Limited made a contribution to capital by surrendering tax losses of £1,860.

18 Segments

The operating segments of the Group comprise the bingo and casino divisions; five revenue generating activities are present at the majority of the bingo clubs and four revenue generating activities are present at the majority of the casinos. The five bingo division activities are main-stage bingo, interval games, AWP machines, food and beverage and other. The four casino division activities are win, gaming machines, food and beverage and other. The primary measures of profit reported to and used by the Group Managing Director on a period basis are the gross profit of each of these nine activities. There is no asset information reported by segment. The bingo clubs and casinos are located in Great Britain with the exception of two casinos located in each of Gibraltar and the Isle of Man.

The segments include the results of the Casinos from the date of acquisition on December 22, 2000.

(Pound Sterling amounts in thousands, except for share data)

The segment information is included below:

	16 week period ended January 19, 2002		16 week period ended January 20, 2001	
	Revenues	Gross profit	Revenues	Gross profit
Bingo				
Main-stage bingo	17,635	16,661	18,066	16,708
Interval games	33,036	29,253	28,820	25,190
Gaming machines	26,146	21,758	24,268	19,937
Food and beverage	11,425	7,152	10,981	6,812
Other	336	130	282	143
	88,578	74,954	82,417	68,790
Casinos				
Win	35,766	30,281	6,893	5,926
Gaming machines	2,292	2,074	381	335
Food and beverage	2,962	1,374	524	245
Other	1,116	730	28	15
	42,136	34,459	7,826	6,521
Consolidated result	130,714	109,413	90,243	75,311

A reconciliation of gross profit to total consolidated income before income taxes is as follows:

	16 weeks ended January 19, 2002	16 weeks ended January 20, 2001
Gross profit	109,413	75,311
Club operating expenses	68,025	46,287
Other general and administrative expenses	8,917	8,321
Depreciation and amortisation	14,269	9,312
Income from operations	18,202	11,391
Interest expense, net	(11,848)	(11,841)
Other income	72	(299)
Income (loss) before income tax expense and extraordinary items	6,426	(749)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALA GROUP HOLDINGS PUBLIC LIMITED COMPANY

By: ________________________
Name: RICHARD SOWRAY
Title: GROUP SALES & MARKETING DIRECTOR

Date: 1 · 03 · , 2002